A3 Alternative Credit Fund

90 Madison Street, Suite 303

Denver, Colorado 80206

December 14, 2020

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	A3 Alternative Credit Fund (CIK No. 0001777529, File Nos. 333-231938; 811-32447) Request for Withdrawal of Amendment to Registration Statement on Form N-2

Dear Sir or Madam:

Pursuant to Rule 477(a) and (c) and Rule 478 of the Securities Act of 1933, as amended, A3 Alternative Credit Fund (the “Fund”) hereby requests the withdrawal of Post-Effective Amendment No. 1 filed pursuant to Rule 486(a) on Form N-2 with the Securities and Exchange Commission (the “Commission”) on October 22, 2020 (the “Amendment”). The Fund has determined that the Amendment is no longer advisable for the Fund or its shareholders at this time, and therefore, it is in the best interests of the Fund, its shareholders, and the public that the filing be withdrawn. No securities were sold in connection with the Amendment.

It is the Fund’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date it is filed with the Commission, unless the Fund receives notice from the Commission otherwise.

Please direct any questions concerning this letter to Andrew Davalla at Thompson Hine LLP, counsel to the Fund, at 614-469-3353.

Very truly yours,

/s/ Anthony R. Bosch

Anthony R. Bosch
Trustee and President
A3 Alternative Credit Fund